19008384

Securities and Exchange Commission
Trading and Markets

APR 02 2019

RECEIVED

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69801 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umergence LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1006 S. Main Street
(No. and Street)

| Plantsville | CT | 06479 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ciarcia (860) 838-3332
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorta & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

| 4 Corporate Drive, Suite 488 | Shelton | CT | 06484 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeffrey Ciarcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Umergence LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Robert L. Flood
NOTARY PUBLIC
State of Connecticut
My Commission Expires April 30, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Umergence LLC

**Financial Statements**

*Report Pursuant to Rule 17a-5(d) of the*

*Securities and Exchange Commission*

*Year Ended December 31, 2018*

# Umergence LLC

## Year Ended December 31, 2018

## Contents

| | Page |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 1-2 |
| **Financial Statements:** | |
| Statement of Financial Condition | 3 |
| Statement of Operations | 4 |
| Statement of Changes in Member's Equity | 5 |
| Statement of Cash Flows | 6 |
| Notes to Financial Statements | 7-10 |
| **Accompanying Information to Financial Statements:** | |
| Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 | 11 |

DHL&S
CPAs AND ADVISORS
(203) 929-3535 | (203) 929-5470 fax | dhls.com

**Report of Independent Registered Public Accounting Firm**

Member
Umergence, LLC
Plantsville, Connecticut

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Umergence, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Umergence, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Umergence, LLC's management. Our responsibility is to express an opinion on Umergence, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Umergence, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Change in Accounting Principle**

As discussed in Note 1 to the financial statements, during the year ended December 31, 2018, the Company adopted Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers,* using the modified retrospective transition approach. Our opinion is not modified with respect to this matter.

**Ability to continue as a going concern:**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses since its inception and has not earned any revenue since its inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Supplemental Information**

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Umergence, LLC's financial statements. The supplemental information is the responsibility of Umergence, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Umergence, LLC's auditor since 2017.

February 22, 2019
Shelton, Connecticut

DHL&S, P.C.

## Statement of Financial Condition

| | December 31 2018 |
|---|---|
| **Assets** | |
| Current Assets: | |
| Cash | 7,496 |
| Prepaid Expenses and Other | 1,256 |
| Total Current Assets | **8,752** |
| **Total Assets** | **$8,752** |
| **Liabilities & Member's Equity** | |
| Current Liabilities: | |
| Accounts Payable | $195 |
| Total Current Liabilities | $195 |
| **Member's Equity** | $8,557 |
| **Total Liabilities and Member's Equity** | **$8,752** |

*See notes to financial statements.*

## Statement of Operations

| | December 31 2018 |
|---|---|
| **Commission from the Sale of Securities, Fees and Other** | |
| Revenue | $0 |
| **Expenses** | |
| Business Licenses & Permits | 1,126 |
| Computer | 2,267 |
| Due Diligence Expense | 60 |
| FINRA Charges | 17,098 |
| Offering Expenses | 2,088 |
| Postage and Delivery | 5 |
| Professional Fees | 7,500 |
| Travel Expense | 94 |
| **Loss from Operations** | $(30,238) |
| **Other Income** | |
| Interest Income | 3 |
| **Net Loss** | $(30,235) |

*See notes to financial statements.*

## Statement of Changes in Member's Equity

| | |
|---|---|
| **Member's Equity, January 1, 2018** | **$25,452** |
| Member's Contribution | 13,340 |
| Net Loss | (30,235) |
| **Member's Equity, December 31, 2018** | **$8,557** |

*See notes to financial statements.*

## Statement of Cash Flows

| | December 31 2018 |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net Loss | $(30,235) |
| **Adjustments to reconcile Net Income to Net Cash used in Operating Activities:** | |
| Prepaid Expenses | 11,004 |
| Accounts Payable | 14 |
| **Net Cash used in Operating Activities** | $(19,217) |
| | |
| **Cash Flows from Financing Activities** | |
| Member Contribution | 13,340 |
| **Net Cash provided by Financing Activities** | 13,340 |
| | |
| Net Change in Cash | ($5,877) |
| Cash, Beginning | 13,373 |
| **Cash, Ending** | $7,496 |

*See notes to financial statements.*

# Notes to Financial Statements

Year Ended December 31, 2018

## 1. Description of Company and Summary of Significant Accounting Policies

### Description of Company

Umergence LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Authority (FINRA) effective as of September 19, 2017. The Company was formed under the laws of the State of Delaware in 2015 and registered under the laws of the State of Connecticut in 2016. The Company was formed to handle specific transactions subject to SEC oversight. The Company acts as an intermediary in transactions involving the offering or sale of securities through Securities Act exemptions relating to private placements through Regulation D, in addition to offerings made utilizing Regulation A and Regulation Crowdfunding.

### Significant Accounting Policies

***Method of Accounting*** – The Company utilizes the accrual method of accounting for financial reporting.

***Revenue Recognition*** – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606),* requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance and permits the use of either a full retrospective or retrospective with cumulative effect transition method. ASU 2014-09, as amended, became effective for public companies for fiscal years beginning after December 15, 2017. Accordingly, the Company adopted ASU 2014-09 on January 1, 2018 with no cumulative effect adjustment using the modified retrospective transition approach. The Company has evaluated the new guidance and the adoption did not have any impact on the Company's financial statements.

FASB Accounting Standards Codification (ASC) 606 provides that "the objective of the disclosure requirements in ASC 606 is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers." The standard further indicates that revenue must be disaggregated according to the timing of transfer of goods and services (e.g., at a point in time or over time), and that the Company, as a non-public entity, disclose qualitative information about factors affecting the nature, amount, timing and uncertainty of revenue and cash flows.

With respect to the abovementioned guidelines, the Company acts as a placement agent for business entities that want to raise funds through a sale of securities. Revenues are earned from fees and commissions arising from securities offerings in which the Company acts as a placement agent. Revenue is recognized on the closing date of an offering (the closing date is the date upon which the securities offering has been purchased to such extent as agreed upon in writing between the issuer and the Company, and distribution can be made to the Issuer from funds received in escrow) for the portion of securities the Company is contracted to place. The Company believes the closing date is the appropriate point in time to recognize revenue for securities placements as the purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the purchaser. The Company believes there are no significant actions which the Company needs to take subsequent to this date.

***Taxes*** – The Company is a limited liability company which is 100% owned by its parent Umergence Holdings LLC ("Holdings"). Holdings is a limited liability company. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes. The results of the company are included in the consolidated tax return of Holdings.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing.

***Estimates and Assumptions*** – Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates.

**2. Related Party Transactions**

The Company pays fees for management and related services to Umergence Holdings LLC. The fees totaled $0 for 2018. The Company borrows and advances funds on an as needed basis with Umergence Holdings LLC. Any advances are noninterest bearing and are due on demand. There was no outstanding borrowing or advances on December 31, 2018.

**3. Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates transactions on behalf of customers on a fully disclosed basis.

**4. Going Concern**

During the year ended December 31, 2018, the company had a net loss of $30,235, negative cash flow from operations of $19,217. Historically, the Company has had operating losses and negative cash flows from operations. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. This uncertainty casts substantial doubt upon the Company's ability to continue as a going concern.

The Company may need to raise capital in order to fund its operations. This need may be adversely impacted by uncertain market conditions and approvals by regulatory bodies. To address its financing requirements, the company may seek financing through

debt and equity financings, asset sales, or acquisition. The Company has been, and will continue to be, funded by Umergence Holdings LLC. The outcome of these matters cannot be predicted at this time.

## 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2018:

| | **2018** |
|---|---|
| Net Capital | $7,301 |
| Excess of Net Capital Over Requirement of $5,000 | 2,301 |
| Aggregate Indebtedness to Net Capital | 0.03 to 1 |

## 6. Reconciliation of Member's Equity, Net Loss and Net Capital

A reconciliation of member's equity, net loss and net capital previously reported to the Financial Industry Regulatory Authority (FINRA) to the amounts reported in the financial statements follows:

| | **As Previously Reported** | **Adjustments** | **As Presently Reported** |
|---|---|---|---|
| Total Assets | $7,573 | 1,179 | $8,752 |
| Total Liabilities | 0 | (195) | (195) |
| Total Member's Equity | 7,573 | 984 | 8,557 |
| | | | |
| Total Revenue, Including Interest | 3 | 0 | 3 |
| Total Expenses | 30,881 | 643 | 30,238 |
| Total Loss | (30,878) | (643) | (30,235) |
| | | | |
| Net Capital | $7,496 | (195) | $7,301 |

Adjustments above were made to reduce expenses for 2019 prepaid charges, record expenses paid by Holdings and to accrue a 2018 expense.

## Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1

| | December 31 2018 |
|---|---|
| **Credits** | |
| Member's Equity | $8,557 |
| **Less Non-Allowable Assets:** | |
| Prepaid Expenses and Other | (1,256) |
| **Net Capital** | 7,301 |
| Minimum Net Capital Requirement (Greater of 6.67% of Aggregate Indebtedness or $5,000) | 5,000 |
| **Excess of Net Capital Over Minimum Requirements** | 2,301 |
| Aggregate Indebtedness | 195 |
| **Ratio of Total Aggregate Indebtedness to Net Capital** | 0.03 to 1 |

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2018.